Cover Letter Draft Offering Statement Form 1-SA The BeBop Channel Corporation 178 Columbus Ave, PO Box 231143 New York, BY 10023 RE: Non-Public Draft Submission of Reg A Offering Dear Ladies and Gentlemen: We submitted our Draft Offering Statement for a Regulation A filing on June 5, 2020. We confirm that we will publicly file and confirm that the SEC will make public our Draft Offering Statements and revisions, at least 15 days prior to the filing of our Public Offering Statement. We also wanted to alert the SEC that our first Draft on file is intended to be amended to be a Tier 2 filing (from a Tier 1 filing) and that we have retained the following stock transfer agent: Colonial Stock Transfer 66 Exchange Place, Ste 100 Salt Lake City, UT 84111 Sincerely, Sue Veres Royal President/CEO The BeBop Channel Corporation (202) 302-6703 submit@beboptv.com